DT Asia Investments Limited
Room 1102, 11/F, Beautiful Group Tower
77 Connaught Road Central
Hong Kong

August 27, 2014

VIA EDGAR AND FEDERAL EXPRESS

John Reynolds
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	DT Asia Investments Limited Registration Statement on Form S-1 Filed July 1, 2014 File No. 333-197187

Dear Mr. Reynolds:

DT Asia Investments Limited (the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 21, 2014, regarding our Amendment No. 1 to our Registration Statement on Form S-1 (the “Registration Statement”) filed on August 6, 2014. A marked version of Amendment No. 2 to the Form S-1 (“Amendment No. 2”) is enclosed herewith reflecting all changes to the Amendment No. 1 to the Form S-1 submitted on August 6, 2014.  For your convenience, we have repeated below the Staff’s comments inbold and have followed each comment with the Company’s response.

Directors and Executive Officers, page 87

1.
We note your response to comment 10 in our letter dated July 28, 2014. We also note your disclosure on page 89 that Mr. Hai Wang currently serves as Executive Director of Top (HK) Investment & Development Ltd. Please revise to clarify Mr. Wang’s principal occupation and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e)(1) of Regulation S-K.

We have revised Amendment No. 2 (pages 89) in response to the Staff’s comment.

Undertakings, page II-3

2.	Please include the undertakings required by Item 512(a)(1) and (3) of Regulation S-K or advise us why such undertakings are not required.

We have revised Amendment No. 2 (pages II-3) in response to the Staff’s comment.

Exhibits

3.
It appears that the form of legal opinion filed as Exhibit 5.1 should also cover the 690,000 ordinary shares underlying the rights included as part of the units. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19. Please revise accordingly.

We are filing a revised form of legal opinion with Amendment No. 2 (exhibit 5.1) in response to the Staff’s comment.

4.
We note that the form of legal opinion filed as Exhibit 5.2 refers to warrants that entitle the holder to purchase one ordinary share. However, it appears that you are registering warrants that entitle the holder to purchase one half of one ordinary share. Please reconcile.

We are filing a revised form of legal opinion with Amendment No. 2 (exhibit 5.2) in response to the Staff’s comment.

In making our responses we acknowledge that:

•   the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•   should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•   the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com, or Ying Li, Esq. at yli@egsllp.com to reach them by telephone at (212) 370-1300.

Very truly yours,

DT ASIA INVESTMENTS LIMITED

By:  /s/ Emily Tong
        Chairwoman